UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

FORM 11-K

☒  ANNUAL REPORT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended: December 31, 2016

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File Number: 1-12709

TOMPKINS FINANCIAL CORPORATION INVESTMENT

AND STOCK OWNERSHIP PLAN

(Full title of Plan)

TOMPKINS FINANCIAL CORPORATION

(Name of issuer of the securities held pursuant to the Plan)

P.O. Box 460, The Commons

Ithaca, New York 14851

(607) 273-3210

(Address of principal executive offices)

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

ITHACA, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM INDEPENDENT

DECEMBER 31, 2016 AND 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee

Tompkins Financial Corporation

Investment and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Tompkins Financial Corporation Investment and Stock Ownership Plan as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets Held for Investment Purposes At End of Year – December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Tompkins Financial Corporation Investment and Stock Ownership Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elmira, New York

June 27, 2017

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
ASSETS
Investments, at fair value:
Tompkins Financial Corporation common stock	$19,676,412	$11,888,868
Pooled market value separate accounts	74,299,525	68,187,860
	93,975,937	80,076,728
Investments, at contract value:
Guaranteed Income Fund	16,957,365	15,086,275
TOTAL INVESTMENTS	110,933,302	95,163,003

Receivables:
Notes receivable from participants	2,367,556	2,174,542
Contributions	630,889	590,839
TOTAL RECEIVABLES	2,998,445	2,765,381

NET ASSETS AVAILABLE
FOR BENEFITS	$113,931,747	$97,928,384

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2016	2015
ADDITIONS
Additions to net assets attributed to:
Investment income:
Interest and dividends	$668,853	$639,530
Net appreciation in fair value of investments	13,461,190	727,216
	14,130,043	1,366,746

Participant note interest	91,611	85,263

Contributions:
Employer	2,392,619	2,289,986
Participant	5,844,352	5,461,350
Rollover	528,708	453,795
	8,765,679	8,205,131
TOTAL ADDITIONS	22,987,333	9,657,140

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	7,059,522	5,335,451
TOTAL DEDUCTIONS	7,059,522	5,335,451

NET INCREASE	15,927,811	4,321,689

Net assets available for benefits
at beginning of year	97,928,384	93,399,586

Transfer from Tompkins Financial Corporation
Employee Stock Ownership Plan	75,552	207,109
NET ASSETS AVAILABLE FOR BENEFITS
AT END OF YEAR	$113,931,747	$97,928,384

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE A: DESCRIPTION OF PLAN

The following description of the Tompkins Financial Corporation Investment and Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering eligible employees who have met certain age and service requirements. The Plan is administered by the Executive, Compensation/Personnel Committee appointed by Tompkins Financial Corporation’s Board of Directors, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All investments of the Plan are participant directed.

Eligibility

All employees are eligible to begin voluntary contributions and receive matching contributions on the first day of the month coinciding with attaining the age of twenty-one. Employees are eligible for discretionary contributions on the first day of the month coinciding with completing one year of credited service and attaining the age of twenty-one. Leased employees, employees covered under a collective bargaining agreement and “On Call” employees are not eligible to participate.

Vesting

For employees hired prior to January 1, 2014, a participant is immediately vested in all contributions and earnings thereon. Effective January 1, 2014, the vesting provision of the plan was amended to provide for vesting on the non-elective and matching contributions based on years of service. For employees hired on or after January 1, 2014, a participant is 100 percent vested in the matching contributions after three years of service.

Contributions

Participants may contribute their entire eligible compensation, as defined, subject to certain Internal Revenue Service limitations. The Plan sponsor matching contributions are equal to 100% of the first 3% of elective deferral and 50% of the next 2% of elective deferral.

Additionally, the Plan sponsor may contribute amounts annually at the discretion of the Board of Directors based on a percentage of the total compensation of all eligible participants during any plan year. Participants are given the opportunity to elect to receive in cash that portion of their allocation, which the Board shall designate as eligible for cash election for the Plan year, or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan. The Board approved a 4% contribution for 2016 and 2015.

Participant notes receivable

Participant notes receivable are measured and valued at their unpaid principal balance plus any accrued but unpaid interest. Loans may be made to participants for a maximum of $50,000, but no more than 50% of the participant’s vested account balance. The loans are secured by the balance of the participant’s account and bear interest at the bank prime rate plus 1% at the time of the loan. Principal and interest is paid through payroll deductions over a term of one to five years, except loans used to purchase a participant’s principal residence which may exceed five years.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2016 AND 2015

NOTE A: DESCRIPTION OF PLAN, Cont’d

Diversification and transfers

Under the Tompkins Financial Corporation Employee Stock Ownership Plan document, participants meeting certain age and service requirements may elect to diversify the eligible portion of the Company stock held in their account. The funds elected to be diversified are transferred to the Plan and invested into funds as chosen by the participant. During 2016 and 2015, participants transferred $75,552 and $207,109, respectively.

Participants’ accounts

Each participant’s account is credited with the participant’s elective deferral, an allocation of the Company’s matching and discretionary contributions and allocation of plan earnings. Allocations of company contributions are based upon the participant’s compensation and the allocations of plan earnings are based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Payment of benefits

Upon termination of service, the participant’s account is either maintained in the Plan, transferred to an individual retirement account in the participant’s name, directly rolled over into a qualified retirement plan or paid to the participant in a lump sum.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition

The Plan’s investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date.

The value of each fund and of each unit of participation is determined at the close of each day in which PRIAC and the New York Stock Exchange are open for business or as determined by PRIAC (“Valuation Date”). Units of participation in each Fund are issued and redeemed only on a Valuation Date, at the value so determined.

Administrative expenses

The Plan’s expenses are paid either by the Plan or the Company, as provided by the plan document. Expenses that are paid directly by the Company are excluded from these financial statements. In addition, certain investment related expenses are included in net appreciation of fair value of investments presented in the accompanying statements of changes in net assets available for benefits.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2016 AND 2015

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont’d

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Payment of benefits

Benefits are recorded when paid.

New accounting pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share (NAV) practical expedient. It also eliminates certain disclosures for all investments that are eligible to be measured at fair value using the NAV practical expedient. ASU 2015-07 requires retrospective application and is effective for fiscal years beginning after December 15, 2015. In 2016, the Plan adopted the provisions of this new standard. Accordingly, the standard was retrospectively applied.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health And Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts (FBRICs) and provide certain disclosures. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU 2015-12 requires retrospective application and is effective for fiscal years beginning after December 15, 2015. In 2016, the Plan adopted the provisions of this new standard. Accordingly, the standard was retrospectively applied.

Subsequent events

The Plan has evaluated subsequent events and determined no subsequent events have occurred requiring adjustments to the financial statements or disclosures.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2016 AND 2015

NOTE C: FAIR VALUE MEASUREMENTS

Accounting principles generally accepted in the United States of America provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1       -

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2       -

Inputs to the valuation methodology include:

-	Quoted prices for similar assets or liabilities in active markets;
-	Quoted prices for identical or similar assets or liabilities in inactive markets;
-	Inputs other than quoted prices that are observable for the asset or liability;

-

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3       -

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Tompkins Financial Corporation common stock

Tompkins Financial Corporation common stock is valued at the market value as listed on the American Stock Exchange for publicly traded securities.

Pooled market value separate accounts

The funds are organized as pooled separate accounts of Prudential Retirement Insurance and Annuity Company (PRIAC), an ultimate wholly-owned subsidiary of Prudential Financial, Inc., as investment vehicles for qualified retirement plans.

The pooled separate accounts are valued using the net asset value per share of the underlying investments. There are no unfunded commitments for the pooled market value separate accounts as of December 31, 2016 and 2015. There is no waiting period or other restrictions on redemptions from pooled market value separate accounts.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2016 AND 2015

NOTE C: FAIR VALUE MEASUREMENTS, Cont’d

The preceding methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Certain investments that were measured at net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015:

	Level 1	Level 2	Level 3	Total
December 31, 2016
Tompkins Financial Corporation common stock	$19,676,412	$—	$—	$19,676,412
Pooled separate accounts at NAV	—	—	—	74,299,525
Total assets at fair value	$19,676,412	$—	$—	$93,975,937

December 31, 2015
Tompkins Financial Corporation common stock	$11,888,868	$—	$—	$11,888,868
Pooled separate accounts at NAV	—	—	—	68,187,860
Total assets at fair value	$11,888,868	$—	$—	$80,076,728

NOTE D: GUARANTEED INCOME FUND

The Plan maintains a fully benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company, who maintains the contributions in a guaranteed income fund. The guaranteed income fund is credited with earnings on the underlying investments and charged with participant withdrawals and administrative expenses. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the plan. There are no reserves against contract value for credit risk of the contract issuer. The crediting interest rate is determined by PRIAC based on various factors, which include current economic and market conditions and the general interest rate environment. The crediting interest rate may not be less than 1.5%. The interest rates are reviewed on a semi-annual basis for resetting. The guaranteed income fund does not permit PRIAC to terminate the agreement prior to the scheduled maturity date.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2016 AND 2015

NOTE D: GUARANTEED INCOME FUND Cont’d

Because the contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. The contract is presented on the face of the statements of net assets available for benefits at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events might limit the ability of the Plan to transact at contract value with the issuer. Additionally, PRIAC has the right to defer transfers or distributions under certain limited circumstances. The plan administrator does not believe that the occurrence of any events that would limit the Plan’s ability to transact at contract value with participants is probable.

NOTE E: TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated April 29, 2014, that the prototype plan under which the Plan was adopted is designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

NOTE F: PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the Plan document.

NOTE G: TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan invests in shares of the Guaranteed Income Fund, mutual funds and pooled market value separate accounts managed by affiliates of Prudential Retirement. Prudential Retirement acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transactions rules.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2016 AND 2015

NOTE G: TRANSACTIONS WITH PARTIES-IN-INTEREST Cont’d

The Plan invests in Tompkins Financial Corporation common stock which represents approximately 17% and 12% of net assets available for benefits at December 31, 2016 and 2015, respectively.

NOTE H: RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

NOTE I: RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:

	December 31,
	2016	2015
Net assets available for benefits per the
financial statements	$113,931,747	$97,928,384

Less: contributions receivable	(630,889)	(590,839)

Net assets available for benefits per Form 5500	$113,300,858	$97,337,545

The following is a reconciliation of net increase during the year per the financial statements to net income per the Form 5500:

	December 31,
	2016	2015
Net increase during the year per the financial statements	$15,927,811	$4,321,689

Add: prior year contributions receivable	590,839	595,349

Less: current year contributions receivable	(630,889)	(590,839)

Net income per the Form 5500	$15,887,761	$4,326,199

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2016 AND 2015

NOTE I: RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500 Cont’d

As discussed in Note A, participants are given the opportunity to elect to receive in cash that portion of their profit sharing allocation which the Board of Directors shall designate as eligible for cash election for the Plan year or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan. These elective deferrals are not made by the participant until the year subsequent to the year in which the profit sharing percentage is approved. Therefore, these elective deferrals are accrued as a receivable to the Plan in the Plan year that the profit sharing amount is approved. However, these elective deferrals are considered in the relevant non-discrimination testing in the year that they are received by the Plan.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

SUPPLEMENTAL SCHEDULE

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

EIN: 15-0470650

PLAN #: 002

FORM 5500 – SCHEDULE H – PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR - DECEMBER 31, 2016

(a)	(b)	(c)	(e)
		Description of investment,
Party		including maturity date, rate of
in	Identity of issue, borrower,	interest, collateral, par or	Current
interest	lessor or similar party	maturity value	Value
*	Prudential Retirement Insurance	562,514.8274 units	$16,957,365
	and Annuity Company	Guaranteed Income Fund
*	Prudential Retirement Insurance	674,306.5618 units	16,350,855
	and Annuity Company	Int’l Blend/Wellington
*	Prudential Retirement Insurance	499,661.4636 units	11,777,450
	and Annuity Company	Large Cap Growth/MFS
*	Prudential Retirement Insurance	299,970.9403 units	10,683,054
	and Annuity Company	Large Cap Val/LSV Asset Mgmt
*	Prudential Retirement Insurance	665,053.3613 units	14,094,049
	and Annuity Company	Core Plus Bond/PGIM
*	Prudential Retirement Insurance	38,659.0535 units	1,163,713
	and Annuity Company	Small Cap Blend/Glenmede
*	Prudential Retirement Insurance	321,567.4004 units	6,464,375
	and Annuity Company	Mid Cap Value/QMA
*	Prudential Retirement Insurance	402,301.1946 units	8,093,479
	and Annuity Company	Mid Cap Growth/Frontier
*	Prudential Retirement Insurance	19,977.5233 units	3,297,025
	and Annuity Company	Dryden S&P 500 Index Fund
*	Prudential Retirement Insurance	36,080.9534 units	2,375,525
	and Annuity Company	Large Cap Blend/MFS

*	Tompkins Financial Corporation	208,127.9069 units
		Tompkins Financial
		Corporation Common Stock	19,676,412
			110,933,302

*	Participant notes receivable	3.25% - 5.00%	2,367,556
			$113,300,858

Note:	Certain cost information in column (d) is not required to be disclosed as investments are participant directed under an individual account plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOMPKINS FINANCIAL CORPORATION INVESTMENT AND STOCK OWNERSHIP PLAN

Administrator: TOMPKINS TRUST COMPANY

Date: June 27, 2017	By:	/s/ Francis M. Fetsko
Francis M. Fetsko
Executive Vice President and
Chief Financial Officer

Exhibit Number	Description	Page
23.1	Consent of Mengel, Metzger, Barr & Co. LLP